FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 23, 2006

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge CB1 4NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	RNS announcement dated February 23, 2006

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	February 23, 2006
ARM HOLDINGS PLC.

By: /s/ Tim Score
Name: Tim Score
Title: Chief Financial Officer

Item 1

RNS announcement entitled “Directors’ shareholding”

ARM Holdings plc
23 February 2006

ARM Holdings plc announces that certain directors and PDMR’s have sold shares resulting from the exercise of options under the company’s executive share option scheme, in the following amounts:

Name	Share options exercised	Number of shares sold	Date	Price at which shares sold	Remaining share options under all schemes	Resultant total shareholding
Sir Robin Saxby	140,000	140,000	23 February 2006	137.5p	25,000	19,563,060
Warren East	131,520	131,520	23 February 2006	136.75p	2,691,596	286,709
Mike Inglis	438,856	438,856	22 February 2006	136.0p	1,703,588	114,000
Graham Budd	258,125	258,125	22 February 2006	136.0p	511,155	370,599
Brent Dichter	86,293	86,293	13 February 2006	135.5p	793,676	100,000

ENDS